Form N-SAR

Sub-Item 77E
Legal Proceedings
33-63212, 811-7736

Janus Capital is no longer involved in any lawsuits arising from the Securities and Exchange Commission's and the Office of the New York State Attorney General's 2003 market timing investigation. On December 2, 2011, the Fourth Circuit Court of Appeals ruled in favor of Janus Capital in the case of Steinberg et al. v. Janus Capital Management LLC et al. (U.S. District Court, District of Maryland, Case No. 04-CV-00518). In June 2011, after a trial court dismissal and subsequent appeal, the First Derivative Traders et al. v. Janus Capital Group Inc. et al., U.S. District Court, District of Maryland, MDL 1586 suit was dismissed in JCGI's and Janus Capital's favor by the United States Supreme Court.